  Exhibit 99.1
EMGOLD MINING CORPORATION
Suite 1015 – 789 West Pender Street
Vancouver, B.C. V6C 1H2
www.emgold.com

EMGOLD CLOSES SALE OF TROILUS NORTH PROPERTY
TO TROILUS GOLD
FOR 3.75 MILLION SHARES AND C$250,000 CASH

Vancouver, British Columbia / TheNewswire / December 5, 2018 - Emgold Mining Corporation (TSXV: EMR; OTC:EGMCF; FRANKFURT:EMLN) (“Emgold” or the “Company”) announces it has closed its previously announced sale of its Troilus North Property (the “Property”) to Troilus Gold Corp. (TSX: TLG) (“Troilus Gold”) (see news release of the Company dated November 28, 2018 for details). As consideration for the sale of the Property (the “Transaction”), Troilus Gold has issued Emgold this day, 3,750,000 common shares from treasury (the “Consideration Shares”) and paid Emgold C$250,000 in cash. Emgold currently holds approximately 7.1% of Troilus Gold’s issued and outstanding share capital.

The Consideration Shares are subject to a four-month statutory hold period. In addition, for a period of two-years from the closing date, being December 5, 2020, Troilus Gold will have a Right of First Refusal (the “ROFR”) pursuant to which Troilus Gold shall have the opportunity to find a buyer at equal or superior terms in the event Emgold wishes to dispose any of the Consideration Shares (the “ROFR Period”). During the ROFR Period, provided Emgold holds no less than 5% of Troilus Gold’s issued and outstanding share capital, Emgold shall have a further participation right whereby Emgold shall be granted the right to maintain its proportional interest in Troilus Gold, subject to certain conditions.

About Emgold

Emgold is a Vancouver based gold exploration and mine development company with exploration properties located in the Nevada and British Columbia. These include the Golden Arrow, Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide properties in Nevada, and the Stewart and Rozan properties located in British Columbia.

Alain Moreau, P.Geo., a qualified person under the NI 43-101 instrument, has reviewed and approved the content of this press release.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.

President & CEO

For further information, please contact:

David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated results from exploration activities, the discovery and delineation of mineral deposits/resources/reserves and the anticipated business plans and timing of future activities of the Company, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events.

The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including completion of the sale of the Troilus North Property, further exploration, development, or mining activities on the Troilus Gold Or Troilus North Properties, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX Venture Exchange acceptance of any other current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. The Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.